March 25, 2008

Steven Jacobs
Accounting Branch Chief
Division of Corporate Finance
US Securities and Exchange Commission
Washington, D.C. 20549

   Re: The Hartcourt Companies, Inc.
   Form 10-K for Fiscal Year Ended May 31, 2007
   Filed September 13, 2007
   File No. 001-12671
   Form 10-Q for the Quarterly Period Ended November 30, 2007
   Filed January 11, 2008
   File No. 001-12671

Dear Mr. Jacobs,

This letter responds to your letter dated February 26 2008.  The Company received your letter on March 01, 2008.

    The Company has carefully considered the Staff’s comments and offers the following responses.  Upon resolution of all of the Staff’s comments, the Company will amend the filing as appropriate.

Comment No. 1

Response
In response to Staff’s comment, supplemental responses and proposed revisions presented below and will be included in future interim and annual filings.

Form 10-K for the Fiscal Year Ended May 31, 2007

Comment No. 2:
MD&A, page 20:  Please revise the portion of MD&A that discusses operating results to cover the following periods in accordance with Item 303(a) and Item 303(b) of Regulation S-K:
•	Year ended May 31, 2007 compared to the year ended May 31, 2006;
•	Year ended May 31, 2006 compared to the year ended December 31, 2004;
•	Five months ended May 31, 2005 compared to the five months ended May 31, 2004.

Response
In response to the Staff’s comment, we will revise the portion of MD&A that discusses operating results to cover the periods mentioned above.

Comment No. 3
Results of Operations , page 24:  We note your references to your IT business here and throughout the filing as well as the fact that no revenues were generated in fiscal year 2007, 2006 and the five months ended May 31, 2005.  Please revise your disclosure to clarify what activities and assets constituted the IT business.  Also please explain what constitutes the “Samsung business” referred to on page 27.  If you have a contract with Samsung, please disclose the terms.

Response
In response to the Staff’s comment, the Results of Operations section will be revised to include the following clarifications and terms of the agreement.

Historically, we have been a distributor of internationally well known brand named IT hardware products and related software and services. The main products are Samsung branded notebooks and monitors. We also distribute audio and video conference products. Almost all of our revenue was attributed to distribution revenues from sales of IT products in China.

Our Samsung distribution business was acquired through Shanghai Huaqing, which was the distributor of Samsung monitors in the Eastern part of China. Huaqing is a sole agent of Samsung monitors/notebooks for East China area, and signed the Agent Contract with Samsung Company. The major terms of the agreement is that Samsung Company sold the monitors/notebooks to Huaqing at the basic price, and Huaqing distributed the monitors/notebooks in East China area as per the price with marginal profit. Huaqing is in charge of marketing and promotion in East china area.

Comment No, 4
Liquidity and Capital Resources, page 27, Please revise here and in the notes to your financial statements to prominently disclose your plans to overcome your financial difficulties.  Provide a reasonably detailed discussion pertaining to your ability or inability to generate sufficient cash to support your operations for the next twelve months and the minimum amount necessary to remove the threat to continuation in business as a going concern.  See FRC 607.02.

Response
In response to the Staff’s comment, the Liquidity and Capital Resources and notes to the financial statements will be revised to disclose the following information:

In order to overcome our financial difficulties, we plan to take the following restructuring steps to provide the necessary capital to continue the operations:

Raising additional capital from private placement offerings, and then investing in our education business in order to generate sufficient cash flow which is about USD200,000 per quarter to cover the company’s operating expenses. We have also taken measures to control costs in order to reduce the company’s cash outflow. The approximate minimum amount necessary to remove the threat to continuation in business as a going concern is USD200,000 per quarter.

Comment No. 5
Item 8. Financial Statements and Supplementary Data, Please revise to provide audited statements of income, stockholders’ equity and cash flows for each of the three fiscal years preceding the date of the most recent audited balance sheet filed as required by Rule 3-02 of Regulation S-X.  In the transition report on Form 10-K and two subsequent Form 10-K filings, four periods should be presented to comply with the requirement including three full fiscal years and the transition period if you elect to present income statement data for the comparable period of the year prior to the transition period in a footnote.  If you elect to present full financial statements for the comparable period of the year prior to the transition period, the statements will present five periods.  Please revise to include statements of income, stockholders’ equity and cash flows for the following periods:
•	Year ended May 31, 2007 (audited);
•	Year ended May 31, 2006 (audited);
•	Five months ended May 31, 2005 (audited);
•	Five months ended May 31, 2004 (unaudited) (Note - in lieu of unaudited financial statements, the registrant may provide unaudited data in a note);
•	Year ended December 31, 2004 (audited).

Response
In response to the Staff’s comment, we will revise this portion to provide all the required  statements as mentioned above.

Comment No. 6
Report of Independent Registered Public Accounting Firm, The report references Note 2 for a discussion of management’s plan and the going concern.  Note 2 beginning on page 37 sets forth a summary of your significant accounting policies.  Please revise.  We note the discussion of the going concern in Note 5.

Response
In response to the Staff’s comment , the Report of Independent Registered Public Accountant will be revised to refer the discussion of the going concern to Note 5.

Comment No. 7
Consolidated Balance Sheets, You disclose Radvision terminated its distribution agreement on January 1, 2006 and revenue for the IT distribution business was derived almost entirely from the Radvision agreement.  We refer you paragraphs 1 and 2 on page 7.  Please tell us how management determined that impairment of the long-lived assets and goodwill of Huaqing Shanghai and Shanghai Control Tech did not occur on this date. Specifically include in your explanation your consideration this is a significant adverse change that occurred from contract cancellation that altered your expected use and limited life of these assets and ultimately contributed to your strategic decision to exit IT distribution business.

Response
In response to the Staff’s comment, the revenue of Shanghai Control Tech instead of the IT distribution business was derived almost exclusively from the Radvision business which was affected by the termination of its distribution agreement. Management agreed that impairment of long-lived assets and goodwill occurred on January 1, 2006.  Given this fact, we made full provision of the goodwill, which amounted to USD1,079,009 for Shanghai Control Tech and disclosed it in the Quarterly Report on Form 10-Q for the quarterly period ended February 28, 2006.

Comment No. 8
To the extent your response to the above comment still concludes impairment did not exist as of January 1, 2006, please tell us how management determined that both disposal groups were measured at the lower of their carrying amounts or fair values less costs to sell at the date you classified the groups as held for sale.  If fair values exceeded carrying amounts tell us in specific detail how you determined the fair values.  If cash flow projections served as an estimate for fair value, tell us if cash flow estimates were negative.  We note there were losses on discontinued operations that you recorded provisions for the loss on disposals and there was no foreseeable chance that you could distribute Samsung products in the future.  If you used an alternative fair valuation technique please tell us why this is the best information available.  Please provide a detailed analysis for each disposal group to support your explanation and reference U.S. GAAP to support your conclusions.

Response
In response to the Staff’s comment, we conclude impairment did exist as of January 1, 2006.
SFAS No. 144 requires impairment losses to be recorded on long-lived assets used in operations, including amortizable intangible assets when indicators of impairment are present. Indicators of impairment include an economic downturn or a change in the assessment of future operations. In the event a condition is identified that may indicate an impairment issue, an assessment is performed using a variety of methodologies, including analysis of undiscounted future cash flows, estimates of sales proceeds and independent appraisals. If such assets are impaired, the expense recognized is the amount by which the carrying amount of the asset exceeds the estimated fair value. Assets to be disposed of are reported at the lower of the carrying value or the estimated fair market value, less cost to sell.

Radvision terminated its distribution agreement with Control Tech on January 1, 2006 and revenue for the Radvision distribution business was derived almost entirely from the Radvision agreement. Given this fact, management determined that the fair value of Control Tech is below it’s carrying amount adopting analysis of undiscounted future cash flows, estimates of sales proceeds.

Comment No. 9
Please tell us how you comply with the requirement to separately disclose material minority interests.  See Rules 5-02.27 and 5-03.12 of Regulation S-X.  Specifically tell us the amount of minority interests for Huaqing Shanghai and Shanghai Control Tech at each balance sheet date and how the interests were impacted by earnings and losses for the periods presented.  See paragraph 15 of ARB 51.  Please also include how minority interests were accounted for in the subsequent disposals.

Response

In response to the Staff’s comment, the ratio of minority interests for Huaqing Shanghai is 49%, and ratio for Shanghai Control Tech is 10%. Therefore, the Company allocated 49% of the earnings of the Huaqing to its minority shareholder, and 10% of the earnings of the Control Tech to its minority shareholder. The minority interests were not shown on the balance sheet separately due to the fact that Huaqing and Control Tech were classified as  held for disposal and not consolidated.

Comment No. 10
We note there is no removal of cumulative translation adjustment (CTA) from other comprehensive loss on the sale of either disposal group.  Tell us whether the CTA attributable to each disposal group was removed from other comprehensive loss and included in the loss on sales.  See paragraph 3 of EITF 01-5 and paragraph 1 of FIN 37.  If so, tell us the CTA amounts attributed to each foreign entity and your basis of allocation.  If not, please tell us why.

Response
In response to the Staff’s comment, Cumulative translation adjustment (CTA) attributable Huaqing was $15,139, as at May 31, 2007 and Control Tech was $235 as at May 31, 2006. These amounts were not reclassified to loss from discontinued operations as the amounts were not material.

Comment No. 11
Please revise to provide the disclosure required by paragraph 46 of SFAS No. 144.  Disclose the gross amounts of the major classes of assets and liabilities classified as held for disposition as of each balance sheet date.

Response
In response to the Staff’s comment, in accordance with paragraph 46 of SFAS No. 144, we will disclose the gross amounts of the major classes of assets and liabilities classified as held for disposition as of each balance sheet date.

Comment No. 12.
Please tell us the reason for the two million share difference between treasury stock, at cost, and common stock issued and not outstanding as of your balance sheet dates.

Response
In response to the Staff’s comment, the two million share difference between treasury stock and common stock is derived from 2001. The Company acquired 51% interest in Beijing UAC Stock Exchange Online Co., Ltd (UAC) on June 20, 1999 for cash and shares. Subsequent to the acquisition the Company had a stock split of two for one shares on September 21, 2000. As a result of the stock spilt the Company had to issue 2,000,000 additional shares to UAC which were not issued due to the fact that the contract between the Company and UAC was rescinded on July 16, 2001. These shares were held by the Company as at May 31, 2007 and to be cancelled. We will update our disclosure to disclose the above information.

Comment No. 13.
Consolidated Statements of Operations,  Please explain your basis in U.S. GAAP for recording a provision for a loss on the disposal applicable to Huaqing Shanghai and Shanghai Control Tech.  Specifically tell us what these provisions represent, why it is appropriate to recognize it in the periods presented and how the provisions comply with U.S. GAAP, especially paragraphs 37 and 43 of SFAS No. 144.

Response
In response to the Staff’s comment, we recorded a provision for a loss on the disposal applicable to Huaqing Shanghai and Shanghai Control Tech by taking the difference  between the investment carrying value and estimated sale consideration to be received. This is similar to write down long lived assets to its fair value as per paragraph 37 of SFAS 144.

Comment No. 14
We also note discontinued operations presents a $1,827,990 provision for loss for Shanghai Control Tech in the 10-K filed on September 15, 2006.  In the 10-K filed on September 13, 2007 the amount is recharacterized as a loss on disposal with no accompanying disclosure in the footnotes.  Please tell us your basis in U.S. GAAP for the revised presentation.

Response
In response to the Staff’s comment, the provision for disposal in 10-K filed on September 15, 2006 was based on the estimated sale consideration. In a subsequent 10-K filed on September 13, 2007 when disposal of Control Tech was completed the amount related to the last years provision was reclassified to loss on disposal as the sale consideration based on the prior estimate was equal to the actual consideration and has no effect on the provision. We will also disclose this fact in the 10-K filed in September 13, 2007.

Comment No. 15.
Notes to the Consolidated Financial Statements, Please add the term accumulated to other comprehensive income to describe that component of equity in your balance sheets and statements of shareholders’ equity.

Response
In response to the Staff’s comment, we will revise the Notes to the Consolidated Financial statements to include the term “accumulated” as advised.

Comment No. 16.
Note 2 Summary of Significant Accounting Policies, page 27.  Please revise to include a policy note that identifies the prior fiscal year, the transition period and the current fiscal year in filings which present non-comparable financial statements or data.  See paragraph 13 of APB No. 22.

Response
In response to the Staff’s comment, we will revise Note 2 to include a policy as requested above.

Comment No. 17
Basis of Consolidation,  Please revise to include the principles used, in addition to your majority ownership, in determining the exclusion or inclusion of subsidiaries in the consolidated financial statements and identify the companies.  See Rules 3A-02 and 3A-03 of Regulation S-X.

Response
In response to the Staff’s comment, we will revise the disclosure to properly disclose the principle, ownership interest and companies consolidated in the financial statements.

Comment No. 18
Note 9 Acquisition, page 48.  Please tell us how you have complied with the disclosure requirements of paragraphs 13 of FIN 45 and 51.f of SFAS No. 141 with respect to your guarantee that common shares will trade at $0.50 per common share one year from the closing date of the China Princely purchase or revise your disclosure accordingly. We refer you to the last paragraph on page 6.

Response
In response to the Staff’s comment, we will revise the disclosure as follows:
The primary current shareholder of China Princely has personally guaranteed that the net profit of China Princely will be not less than $256,000 (RMB2,000,000) for the calendar year 2007, while we have guaranteed that the average 3-day closing price of our shares on the days immediately prior to the one year anniversary of the closing date will be not less than $0.50 per share. In the event that the share price is less than $0.50, we shall credit additional cash or issue additional restricted shares equivalent according to the difference between the market price with $0.50 for 5,400,000 shares issued to the shareholders . We are unable to develop an estimate of the maximum potential amount of future payments because the market price of our share can not be predicted accurately.

Comment No. 19
Please tell us the method used to estimate fair value for the reporting unit and the resulting comparison with China Princely’s carrying value for your annual goodwill impairment test as of May 31, 2007.  If you use a present value of estimated cash flows technique please tell us how estimated cash flows resulted in a fair value the exceeded carrying value in consideration of the entity’s material recurring losses.  If you use an alternative estimate for fair value please tell us why this is the best evidence of fair value and explain and support management’s estimates and subjective considerations.

Response
In response to the Staff’s comment, when estimating the fair value for China Princely, we adopted the appraisal report received from an independent authorized appraiser. The independent authorized appraiser is more professional in appraisal area and can give reasonable opinions regarding the valuation of assets. The independent appraiser use the present value of estimated cash flows technique to appraise the fair value, and at that time the management was projecting higher revenues and cash flows will be generated due to getting the accreditation and authorization from the government. Therefore the entity’s previous material losses were not accounted for in the valuation. The Company during second quarter of fiscal 2008 fully impaired the goodwill.

Comment No. 20
Note 13 Discontinued Operations, Please expand your disclosure to provide the amounts of revenue if any included in discontinued operations as required by paragraph 47 of SFAS No. 144.  If no revenues were earned, please disclose that fact and revise MD&A as appropriate.

Response
In response to the Staff’s comments, will be expand our disclosure to this effect to comply with the requirement of paragraph 47 of SFAS 144.

Comment No. 21
Note 17 Subsequent Events (Unaudited), We note your disclosure that in June 2007, the Company entered into memorandum of understandings to sell its 51% equity interest in Shanghai Huaqing and to acquire 100% equity interests in its two subsidiaries: Chongqing Zhengda Education Group and Chongqing Zhengda Hengling Co., Ltd.   It is not evident that your auditors’ assumed responsibility for reviewing these transactions and events occurring after the balance sheet date through the date of their report on August 31, 2007 since the disclosure is labeled as unaudited.  Please revise to remove “unaudited” or advise.   See AU sec. 560, Subsequent Events and AU sec. 530, Dating of Independent Auditors’ Report.

Response
In response to the Staff’s comment, we will update ‘Subsequent Event’ foot note.

Comment No. 22
Item 15. Exhibits and Financial Statement Schedules, It appears net assets held by your consolidated subsidiaries may be restricted in light of the risk factors disclosed on pages 14 and 15 of your Form 10-K.   Please provide Schedule I pursuant to Rule 5-04 of Regulation S-X or advise us of how you determined the schedule is not required.  In performing your analysis, please consider the collective impact of all restrictions within the scope of Rule 4-08(e)(3) of Regulation S-X as they relate to each consolidated subsidiary at the balance sheet date.

Response
In response to the Staff’s comment, presently the net assets held by our consolidated subsidiaries are not restricted. For purposes of this test, restricted net assets of subsidiaries shall mean that amount of the registrant's proportionate share of net assets (after intercompany eliminations) reflected in the balance sheets of its consolidated subsidiaries as of the end of the most recent fiscal year which may not be transferred to the parent company in the form of loans, advances or cash dividends by the subsidiaries without the consent of a third party (i.e., lender, regulatory agency, foreign government, etc.). Presently the assets of our subsidiaries can be transferred to parent company without the consent of a third party.

Comment No. 23
Signatures, In addition to your chief executive and financial officers, please revise to include signatures for a majority of your Board of Directors.  See General Instruction D(2)(a) of Form 10-K.

Response
In response to the Staff’s comment, the signature page of the 10-K will be revised to include the Board of Director signatures.

Comment No. 24
Form 10-Q for the Quarterly Period Ended November 30, 2007
Consolidated Balance Sheets, Please revise to segregate assets held for disposition from other receivable.

Response
In response to the Staff’s comment, other receivable represent the balance amount of sale consideration receivable on disposition of the Control Tech and Huaqing. There are no other receivables other than receivable on sale of disposed companies.

Comment No. 25
Consolidated Statement of Operations, Please revise your presentation of discontinued operations to comply with paragraph 43 of SFAS 144.  In addition, please expand the notes to the financial statements to provide the disclosures set forth in paragraph 47 of SFAS 144 including, but not limited to, the amount of revenue reported in discontinued operations.

Response
In response to the Staff’s comment, the presentation of discontinued operations will be revised in compliance with paragraph 43 of SFAS 144.

******************************************************************************************
Per your request, we furnish you in writing the following statement acknowledging that

•	The company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have additional questions, please contact us through mail mary.qi@hartcourt.com or fax (86 21) 5111 3719.

Sincerely,

Victor Zhou
Chief Executive Officer